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                            GREAT WOLF RESORTS, INC.
                           122 West Washington Avenue
                                    6th Floor
                            Madison, Wisconsin 53703


                                December 10, 2004


VIA FACSIMILE AND EDGAR
-----------------------

Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:   Great Wolf Resorts, Inc.
               Registration Statement on Form S-1 -- Registration No. 333-118148


Ms. Garnett:

         Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Great Wolf Resorts, Inc. (the "Registrant"), a Delaware corporation, hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-118148) (the "Registration Statement") to 1:00 p.m., Washington, D.C. time, on Tuesday, December 14, 2004, or as soon thereafter as practicable.

         In addition, the Registrant hereby acknowledges the following:

         o should the Securities and Exchange Commission ("Commission") or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

         o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

         o the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any other party under the federal securities laws of the United States.




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Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
December 10, 2004
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         Please call the undersigned at (608) 661-4757 or Alan J. Prince of King
& Spalding LLP at (404) 572-3595 if you have any questions.


                                                 GREAT WOLF RESORTS, INC.

                                                 /s/ J. Michael Schroeder
                                                 -------------------------------
                                                 J. Michael Schroeder
                                                 General Counsel & Secretary